Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Bryn Mawr Bank Corporation:

We consent to the use of our reports dated March 14, 2014, with respect to the consolidated balance sheets of Bryn Mawr Bank Corporation and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the registration statement filed on Form S-4.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 19, 2014